September 16, 2004

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Greenbrier Companies, Inc. (the “Company”) Registration Statement on Form 8-A (No. 000-50850)

Dear Ladies and Gentlemen:

     The Company requests that the above-referenced registration statement on Form 8-A filed with the Securities and Exchange Commission on July 16, 2004, relating to the registration of Share Purchase Rights under the Securities Exchange Act of 1934, be withdrawn, effective immediately so that the Company may register such Share Purchase Rights under Section 12(b) of the Securities Exchange Act of 1934.

     If you have any questions, please feel free to call Sherrill A. Corbett (503) 802-2049 of Tonkon Torp LLP.

Very truly yours,

THE GREENBRIER COMPANIES, INC.

By:	/s/ Larry G. Brady

Larry G. Brady Senior Vice President and Chief Financial Officer